UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 13, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SunGard Capital Corp.
File No. 000-53653
SunGard Capital Corp. II
File No. 000-53654
SunGard Data Systems Inc.
File No. 001-12989
CF#27242

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SunGard Capital Corp., SunGard Capital Corp. II, and SunGard Data Systems Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibits to a Form 10-Q filed on August 10, 2011.

Based on representations by SunGard Capital Corp., SunGard Capital Corp. II, and SunGard Data Systems Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.1   through April 1, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel